bs3974 Electronic EDGAR Proof

EDGAR Submission Header Summary

Submission Type	S-8
Live File	on
Return Copy	on
Submission Contact	Kimberly Huckaba
Submission Contact Phone Number	432-262-2700
Exchange	AMEX
Confirming Copy	off
Filer CIK	0001084991
Filer CCC	xxxxxxxx
Smaller Reporting Company	off
Notify via Filing website Only	off
Emails	kim.huckaba@ngsgi.com
Payor CIK	0001084991
Payor CCC	xxxxxxxx
Payment Method	FEDWIRE
Fee Amount	16.31
Security Name	Equity
Offering Shares	45,000
Amount per Share	$9.22
Aggregate Price	$414,900

Documents

S-8	**form_s-8.htm**
	Form S-8 Registration Statement 10-2008
EX-5	**exhibit5-.htm**
	Exhibit 5 & 23.2 Opinion & Consent of Jackson & Kelly 10-2008
EX-23.1	**exhibit23_1.htm**
	Exhibit 23.1 Consent of Hein & Associates 10-2008
S-8	**form_s-8.pdf**
	pdf document of entire Form S-8 Submission

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>S-8</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Kimberly Huckaba</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>432-262-2700</value></fiel
                <popup sid="SubSro_sroId_"><value>AMEX</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0001084991</value></field>
                <field sid="SubFiler_filerCcc_"><value>ooheq$6g</value></field>

                <check sid="SubFiler_smallBusinessFlag_"><value>off</value></check>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>form_s-8.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>S-8</value></combob
                <field sid="SubDocument_description_"><value>Form S-8 Registration Statement 
                <data sid="data1"><filename>form_s-8.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>exhibit5-.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-5</value></comb
                <field sid="SubDocument_description_1"><value><![CDATA[Exhibit 5 & 23.2 Opini
                <data sid="data2"><filename>exhibit5-.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>exhibit23_1.htm</value></fiel
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-23.1</value></c
                <field sid="SubDocument_description_2"><value><![CDATA[Exhibit 23.1 Consent o
                <data sid="data3"><filename>exhibit23_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>form_s-8.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>S-8</value></combo
                <field sid="SubDocument_description_3"><value>pdf document of entire Form S-8
                <data sid="data4"><filename>form_s-8.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>kim.huckaba@ngsgi.com</value
        </page>
        <page sid="PAGE6">
                <field sid="SubPayor_payorId_"><value>0001084991</value></field>
                <field sid="SubPayor_payorCcc_"><value>ooheq$6g</value></field>
                <combobox sid="SubFee_paymentMethod_"><value>FEDWIRE</value></combobox>
                <field sid="SubFee_feeAmount_"><value>16.31</value></field>

                <combobox sid="SubOffering_securityName_"><value>Equity</value></combobox>
                <field sid="SubOffering_offeringShares_"><value>45,000</value></field>
                <field sid="SubOffering_offeringAmountPerShare_"><value>$9.22</value></field>
                <field sid="SubOffering_aggregatePrice_"><value>$414,900</value></field>
        </page>
</XFDL>
```

As filed with the Securities and Exchange Commission on October 6, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____

NATURAL GAS SERVICES GROUP, INC.
(Exact name of registrant as specified in its charter)

Colorado	**75-2811855**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

508 West Wall Street, Suite 550
Midland, Texas 79701
(432) 262-2700
(Address, including zip code, and telephone number, including
area code, of registrant's principal executive offices)

NON-STATUTORY STOCK OPTION AGREEMENT
(Full title of the plan)
_____

Stephen C. Taylor, Chief Executive Officer
508 West Wall Street, Suite 550
Midland, Texas 79701
(432) 262-2700
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated Filer ☒   Non-accelerated filer ☐   Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee (1)
Common Stock, $.01 par value	45,000	$9.22 (2)	$414,900	$ 16.31

(1) Pursuant to Rule 416(a), this registration statement also covers additional securities that may be offered as a result of stock splits and/or stock dividends.
(2) Represents the exercise price of the outstanding options under the Agreement and used for the purpose of calculating the registration fee in accordance with Rule 457(h).

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the Non-Statutory Stock Option Agreement required by Item 1 of Form S-8 will be sent or given to the pertinent individual(s) as specified by Rule 428 under the Securities Act of 1933, as amended. In accordance with Rule 428 and the requirements of Part I of Form S-8, such documents are not being filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. We shall maintain a file of such documents in accordance with the provisions of Rule 428. Upon request, we shall furnish to the Commission or its staff a copy or copies of all of the documents included in such file.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

<u>Item 3. Incorporation of Documents by Reference</u>.

We hereby incorporate by reference into this registration statement the following documents previously filed with the Commission:

A. our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007.

B. our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

C. our Current Reports on Form 8-K filed on January 1, 2008, January 22, 2008, March 24, 2008, and September 23, 2008;

D. the description of our Common Stock, par value $.01 per share, set forth in our Registration Statement on Form 8-A filed on July 17, 2002, including any amendment or report filed for the purpose of updating such description; and

E. all documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Registration Statement shall be deemed to be incorporated herein by reference and to be a part of this Registration Statement from the date of the filing of such documents until such time as there shall have been filed a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold at the time of such amendment.

<u>Item 4. Description of Securities</u>.

Not applicable.

<u>Item 5. Interests of Named Experts and Counsel</u>.

Not applicable.

<u>Item 6. Indemnification of Directors and Officers.</u>

Section 7-109-102 of the Colorado Business Corporation Act permits a Colorado corporation to indemnify any director against liability if such person acted in good faith and, in the case of conduct in an official capacity with the corporation, that the director's conduct was in the corporation's best interests and, in all other cases, that the director's conduct was at least not opposed to the best interests of the corporation or, with regard to criminal proceedings, the director had no reasonable cause to believe the director's conduct was unlawful.

Section 7-109-103 of the Colorado Business Corporation Act provides that, unless limited by its articles of incorporation, a Colorado corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

Section 3 of Article IX of our articles of incorporation provides that we shall indemnify, to the maximum extent permitted by law in effect from time to time, any person who is or was a director, officer, agent, fiduciary or employee of ours against any claim, liability or expense arising against or incurred by such person made party to a proceeding because such person is or was a director, officer, agent, fiduciary or employee of ours or because such person is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at our request. We further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification.

Article VI of our bylaws provides for the indemnification of certain persons.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

<u>Item 7. Exemption from Registration Claimed</u>.

   Not applicable.

<u>Item 8. Exhibits</u>.

   The following documents are filed as a part of this registration statement.

Exhibit Number	Description
4.1	Non-Statutory Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K filed August 30, 2005).
5	Opinion of Jackson & Kelly, PLLC regarding legality of securities.
23.1	Consent of Hein & Associates LLP
23.2	Consent of Jackson Kelly PLLC (included in the opinion filed as Exhibit 5).

<u>Item 9. Undertakings</u>.

 (a) The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the Securities Act);

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, *however,* that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrants annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Midland, State of Texas, on October 6, 2008.

NATURAL GAS SERVICES GROUP, INC.

By /s/ Stephen C. Taylor
Stephen C. Taylor
Chief Executive Officer

By /s/ Earl R. Wait
Earl R. Wait
Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen C. Taylor Stephen C. Taylor	Director	October 2, 2008
/s/ Alan Baker Alan Baker	Director	October 2, 2008
_____ John W. Chisholm	Director	
/s/ Charles G. Curtis Charles G. Curtis	Director	October 2, 2008
/s/ Paul D. Hensley Paul D. Hensley	Director	October 2, 2008
/s/ William F. Hughes, Jr. William F. Hughes	Director	October 2, 2008
/s/ Gene A. Strasheim Gene A. Strasheim	Director	October 2, 2008
/s/ Richard L. Yadon Richard L. Yadon	Director	October 2, 2008

II-IV

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Non-Statutory Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K filed August 30, 2005).
5	Opinion of Jackson & Kelly, PLLC regarding legality of securities.
23.1	Consent of Hein & Associates LLP
23.2	Consent of Jackson Kelly PLLC (included in the opinion filed as Exhibit 5).

Exhibits 5 & 23.2

JACKSON KELLY PLLC
1099 18th Street
Denver, Colorado 80202

Telephone (303) 390-0003
Telecopier (303) 390-0177

October 6, 2008

Board of Directors
Natural Gas Services Group, Inc.
508 West Wall Street, Suite 550
Midland, Texas 79701

Re: Natural Gas Services Group, Inc.
Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel to Natural Gas Services Group, Inc., a Colorado corporation (the “Company”), in connection with the preparation of the Registration Statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to 45,000 shares of common stock (the “Common Stock”) of the Company which may be issued pursuant to a Non-Statutory Stock Option Agreement (the "Agreement").

This letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the “Accord”) of the ABA Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this letter should be read in conjunction therewith.

In rendering our Opinion, we have examined such agreements, documents, instruments and records as we deemed necessary or appropriate under the circumstances for us to express our Opinion, including, without limitation, the Articles of Incorporation and Bylaws, as restated or amended, of the Company; and the resolutions adopted by the Board of Directors of the Company authorizing and approving the Agreement and preparation and filing of the Registration Statement. In making all of our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies, and the due execution and the delivery of all documents by any persons or entities other than the Company where due execution and delivery by such persons or entities is a prerequisite to the effectiveness of such documents.

Based on the foregoing, we are of the opinion that the Shares to be issued by the Company pursuant to the Agreement have been duly authorized and upon delivery and payment therefore in accordance with the terms of the Agreement, will be validly issued, fully paid and non-assessable, except as enforcement thereof may be limited by bankruptcy, insolvency, garnishment or other similar laws relating to or affecting the enforcement of creditors rights generally and by general principles of equity.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to references to our firm included in or made a part of the Registration Statement.

Very truly yours,

/s/ Jackson Kelly, PLLC

JACKSON KELLY, PLLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 5, 2008, relating to our audit of the consolidated financial statements and internal control over financial reporting, which appears on page F-1 in the Annual Report on Form 10-K of Natural Gas Services Group, Inc. as of and for the year ended December 31, 2007.

Hein & Associates LLP
Dallas, Texas
October 1, 2008